
06016045

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**August 9, 2006**



SH 115/2006

August 9, 2006

Subject: The exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited (SHIN-W1) No. 3/2006

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited has issued and offered warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during 20-22 May 2002. The right to exercise SHIN-W1 can be exercised on the last working day of February, May, August, and November. The Company would like to inform the details concerning the exercise of SHIN-W1 No.3/2006 to purchase ordinary shares of the Company as follows:



1. Period for notifying the exercise of SHIN-W1 No.3/2006
   Date: August 24 - 30, 2006
   Time: 8.30 a.m. - 3.30 p.m.

2. Exercise date
   Date: August 31, 2006
   Time: 8.30 a.m. - 3.30 p.m.

3. Exercise ratio and Exercise price
   Exercise ratio: 1 unit of warrants for 1.074 ordinary share
   Exercise price: Baht 19.081 per share

4. Documents required to be submitted:

   4.1 Completed warrant exercise forms;

   4.2 Warrant certificate or temporary warrant certificate (for holders of scriptless warrant);

   4.3 Cash, cheque, or bank draft order collectible within Bangkok Metropolitan payable to "Account for subscription of ordinary shares of Shin Corporation Public Company Limited";

   4.4 Other supporting documents:-
   1) For Natural Persons - Certified true copy of the identification card or passport.
   2) For Juristic Persons incorporated in Thailand - Certified true copy of Certificate of Incorporate issued by the Ministry of Commerce (not exceed 3 months) which is certified by authorized directors, including certified true copy of authorized directors' identification card or passport.
   3) For Juristic Persons incorporated outside Thailand - Certified true copy of the Memorandum of Association Articles of Association and the Company certificate (not exceeding 3 months), certified by authorized directors, including certified true copy of authorized directors' identification card or passport. In addition, all documents mentioned above must be notarized by a Notary Public and authenticated by a Thai Consul;

   4.5 Power of Attorney affixed with stamp duty (if any).

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5. Contact Place
   Shin Corporation Public Company Limited
   Group Compliance Department, 13th floor Shinawatra Tower I
   414 Phahon Yothin Road, Samsen Nai,
   Phayathai, Bangkok 10400
   Tel. 02-299-5226, 02-299-5206

   The exercise of SHIN-W1 of foreign warrant holders is subject to a provision of foreign holding limitation in accordance with articles of association of the Company clause 11 (currently as limited up to 47.20% of the total issued shares).

   Please see details and other conditions in the prospectus of the offering of debentures and warrants (Clause 3.2) or at www.sec.or.th.